



DIGITAL HEALTH CLOUD MARKETPLACE AND CARE MANAGEMENT PLATFORM

Correlate | LooPT

Correlate Health

Correlate Health, Inc., formerly known as BlockInterop, Inc., was established in 2019, a Digital Health company that focuses on the development, acquisitions and investments of Healthcare Meaningful Use Applications, Web Services and Data Transformation tools.

- **CEO, 18 Years Experience Certified Digital Health Professional.**
- **Managed Budgets Combined $280 Mil.**
- **14 Successful Digital Health and Enterprise EHR Implementations.**
- **World Renown Speaker and Consultant in the Digital Health sector.**

Founders



CEO / CTO

N. Gina Malak



President / COO

Charon Collier



CFO

Tony Farrar

Team



Chief Strategy Officer
Investor

Carla S. Johnson



Solutions Architect

Tulasee Rao Chintha



Digital Health Technical Lead

Jennifer Ponder



Sales and Marketing Manger

John Phelps

CORRELATE®

- **Correlate** is an Integrated Platform as a Service for Digital Health Cloud and PaaS solutions, that provides a complete digital health management marketplace to serve healthcare organizations, patients, and care teams all within **one platform**.
- Correlate enables physicians and care teams to easily **assign meaningful use applications** to the individual patient's portal. Patients, thereby are using applications and digital services that fit their individual care needs.
- Additional services include **remote patient monitoring**, decision-making tools, patient-facing apps, medical device management solution, media assets for patient education and much more.
- We also **partner with vendor digital health providers,** a subscription service which allow patients and providers to utilize a wide variety of apps and solutions according to the patient's care management plan.

Where Cloud, Mobile Health, and Business Intelligence come together.

THE PROBLEM AND WHY NOW – USE CASE





It can be confusing for patient to decided what applications to use that best meet their individual healthcare needs.

WORKFLOW AND CLOUD INTEROPERABILITY – USE CASE

LooPT™ is a micro service Medical Device Management Solution within the **Correlate® Marketplace**.

The Correlate platform enables the Care Team to order Digital Health Apps, Micro Services and Solutions within the Provider's Enterprise Portal. Patients can then access these digital tools from the Patient Portal, so that they can actively manage their health.



Patient Encounter

Encounter is created when the patient receives care related to a Medical Device Implant



Provider Order - Correlate

Providers Orders Digital Health Application, Education and Tools for Remote Monitoring from Provider Portal



Digital Health – Patient Portal

Patient receives access to Patient Portal and a profile is created with the selected apps assigned to the individual Patient i.e. LooPT



Remote Monitoring

Care Teams have access to Patient utilization for individual and grouped Patients.

AI dashboard is available for Providers, Clinical Studies and Population Health to track data, monitor patient engagement, drive interventions, measure and improve patient outcomes.


AI

Machine Learning Big Data

CORRELATE
MARKETPLACE & INTEGRATION TOOLS


MARKETPLACE
Telehealth Services
Digital Care Home Monitoring
Advanced Directives
Medication Reminders
Post Surgery Follow Up
Pregnancy
AI | Machine Learning
Blockchain
IoT
Vital Signs
Integrated Fitness
Medical Device Management
Therapies
Dentistry
Mental Health

As we offer a SaaS marketplace for Digital Health Micro Services. Correlate Health's proprietary **LOOPT Patient Medical Device Management PaaS** will be available in the **Correlate Marketplace**.


Orchestration Tools
Set-up, test and publish integrations with ease
Field Mapping
Map data from one app to another and easily move data between applications. Integrations can be as simple as A to B or as complex/multi-step as you can conceive.
Testing
Use our integration builder's built in testing tools to scrutineer data flow between applications. Access transaction logs to help understand issues.
Templating
Integrations can be custom one-off integrations or they can be re-usable templates that, you can publish natively from within your application for your end-users to consume.

CLOUD TO CLOUD INTEGRATION TOOLS


Logic Tools
Decisions
Branch execution of your workflow based on data retrieved, using a full range of logical conditions including: equals, not equals, greater than, less than, in, or contains.
Delay
Pause a workflow for a defined number of minutes, hours, days, or longer. Use data from previous steps to dynamically control the delay.
Wait Until
Pause a workflow until a fixed point in time, either hard-coded or dynamically defined based on data retrieved in a previous step.

HOW IT ALL COMES TOGETHER

Correlate **PaaS** is a **Digital Health Blockchain-enabled protocol**. On top of this protocol, is a marketplace for Digital Health **Cloud**, **SaaS and PaaS products, services, and solutions**. The marketplace includes a built-in reputation, integration system, and compliance safeguards mandated by HIPAA, HITRUST, GDPR, or any other data privacy regulations.

Where Cloud, Mobile Health, EHR's and Business Intelligence come together.



MICRO SERVICES
User Services
Measurement Services
Messaging Services
Threshold Services
Sensor Services
Authentication Services
Device Management
BYOD Services
Reporting Services
CARE MGMT
Care Pathways
Clinical Protocols
Content Registry
Dashboard Services
Rules Engine
PaaS
API ENGINE
Peripheral
Sensors
Cloud-to-Cloud
Virtual Visit Engine
BUSINESS INTELLIGENCE
Data Visualization & Analytics
Big Data
DATA REPOSITORY
Enterprise Data Warehouse
INTEGRATION ENGINE
Route
Parse
Filter
Data Workflow
Data Transformation
IaaS
Routing
Switching
Firewall
Virtualization
Load Balancing

ROAD MAP


Launch Correlate
3rd QTR 2021
Launch Reg CF April
2021
Launch Digital Health TV
Jan 2021
Filed Patent Provisional for
LooPT – March 2020
Reg D Offering
March 2019 – Raised $81K
Launched 2019

- Established Strategic Partnerships that will give us immediate access to over 10,000 Healthcare Organizations with over 280,000,000 Patients
- BlockInterop Mentioned in Forbes "Pandemic Privacy Concerns Give Blockchain Its Day In The Sun - 2020

COMPETITION

Xealth

[Xealth - Digital Health at Scale]

Our Competitive Advantage

Correlate enables new care models such as virtual care, remote care delivery, and care pathways that engage patients and consumers to manage their personal health and wellness using digital tools and technologies scaled across our platform. The Centers for Medicare and Medicaid Services (CMS) has began reimbursing providers for remote patient monitoring (RPM), on our platform we have included features such as:

- CPT Codes EHR Widget for Remote Patient Monitoring (RPM), thus enabling provider reimbursement (SaaS)
- Patient engagement incentives, the 21st Century Cures Act states patients will now be allowed to access their health data free of charge. On our platform patients can now monetize their health data as an NTF (Non-Fungal Tokens). –Provisional Patent
- From the Dashboard Providers and Patients can submit patient encounters in a Patient Data NFT to billing to provide a faster resolution to rejected or denied claims. – Provisional Patent

MARKET SECTOR FOCUS AND BUSINESS MODEL

We have immediate access to over 10,000 Healthcare Organizations and 30,000+ health data sources. Our health data platform connects to 90% of all U.S. Hospitals, Pharmacies, Labs, and 300+ Wearable Devices & Fitness Apps and access to over 280 million Patients.

Sector	Correlate Products Correlate	 LooPT	Serviceable Available Market USA 2021	Serviceable Available Market International 2021*	Pricing	Serviceable Available Market 2021
Healthcare Organizations	Marketplace (MP)	iPaaS	4000 Major Providers & Hospitals with access to patient data	55 Major Providers with 2,400 Hospitals and access to patient data	(MP) $80K + API $150K pa LooPT $450K - $650K pa	$ 2.7B- $ 3.5B pa
Consumers	Marketplace	iPaaS	28,000,000	2,800,000	7-Day Free Trial Subscriptions $10 - $49/MTh	$ 308M - $ 1.5B pa
Developers	Marketplace	iPaaS	1350 Digital Health SaaS	270 Digital Health SaaS	Subscriptions $700 - $1800 pa 30% Rev-Share	$ 340,200 -$ 874,000 pa
Manufactures	Marketplace	iPaaS	20 Med Device Companies with 52% Market Share		(MP) $80K + API $150K pa LooPT $450K - $650K pa	$ 13.6M - $ 17.6M pa
Insurance	Marketplace	iPaaS	20 Insurance Companies with 67% Market Share		(MP) $80K + API $150K pa LooPT $450K - $650K pa	$ 13.6M - $ 17.6M pa

*UK, Europe, Singapore, Australia, UAE, South Africa

OUR OFFERING IS NOW OPEN

Valuation: $2.5 Mil

Pre-Seed Round- $250,000
(Reg CF)
Spring- April 2021

Previous Funding- $81,000
(Convertible Notes)
Closed Spring- April 2019

Please visit our official Reg CF
Campaign to review our Financials
Netcapital.com

USE OF PRE-SEED FUNDS

Correlate Health will be focused on the development of our intellectual property, marketing and sales and other business development activities including joint ventures with other Digital Health companies.

Payroll	$60,000
Accounting	$5,400
Legal -Admin	$37,800
Tech -Product Development	$100,000
Business Development	$4,300
Marketing & Sales	$30,250
Intermediatory Fees	$12,250

THANK YOU

CorrelateHealth.com
info@correlatehealth.com
904.377.2734

1029 N. Peachtree Parkway #112
Peachtree City, GA 30269